Final Term Sheet
Filed pursuant to Rule 433
Dated May 20, 2009
Relating to
Prospectus Supplement dated May 20, 2009 to
Registration Statement No. 333-139328
$500,000,000 Floating Rate Notes due 2010

Issuer:	Praxair, Inc.
Title of Securities:	Floating Rate Notes due 2010
Principal Amount:	$500,000,000
CUSIP/ISIN:	74005P AT1 / US74005PAT12
Trade Date:	May 20, 2009
Original Issue Date (Settlement Date):	May 26, 2009
Maturity Date:	May 26, 2010
Interest Rate:	3-month LIBOR + 9 basis points
Day Count Convention:	Actual/360
Redemption:	The notes are not redeemable
Public Offering Price (Issue Price):	100% of the Principal Amount thereof
Interest Payment Dates:	February 26, May 26, August 26 and November 26 of each year, as applicable, commencing August 26, 2009
Joint Bookrunners:	Citigroup Global Markets Inc. and RBS Securities Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Citigroup Global Markets Inc. toll free 1-877-858-5407 or (ii) RBS Securities Inc. toll free at 1-866-884-2071.
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